January 3, 2005


VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


         Re:      Rush Financial Technologies, Inc.
                  File No.  333-115151
                  Accession No.  0001269678-04-000210

Ladies and Gentlemen:

         Rush Financial Technologies, Inc. (the "Company") hereby requests the immediate withdrawal of Form SB-2/A with Accession No. 0001269678-04-000210, originally filed with the Securities and Exchange Commission on December 6, 2004.

         The Company requests this withdrawal because the document was submitted as a Form SB-2/A, and should have been filed as a Form SB-2. A subsequent corrected filing under the appropriate Form type was made on December 6, 2004 with Accession No. 0001269678-04-000211.

         Please provide the Company with a copy of the order granting withdrawal of the Form SB-2/A as soon as it is available. If you have any questions regarding this request, please do not hesitate to contact the undersigned at
(972) 450-6000 x. 219.

Sincerely,



/s/ Randy Rutledge
-----------------------
Randy Rutledge
Chief Financial Officer